UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 27, 2017

BYLINE BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-38139	36-3012593
(Commission File Number)	(I.R.S. Employer Identification No.)

180 North LaSalle Street, Suite 300 Chicago, Illinois	60601
(Address of Principal Executive Offices)	(Zip Code)

(773) 244-7000

Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On November 27, 2017, Byline Bancorp, Inc., a Delaware corporation (“Byline”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Evanston Bancorp, Inc., an Illinois corporation (“First Evanston”), and Wildcat Acquisition Corporation, an Illinois corporation and a direct, wholly owned subsidiary of Byline (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into First Evanston, with First Evanston surviving the merger as a wholly-owned subsidiary of Byline (the “Merger”). Immediately thereafter, First Evanston will merge with and into Byline (the “Parent Merger” and, together with the Merger, the “Mergers”). Immediately following the Parent Merger, First Evanston’s wholly owned subsidiary bank, First Bank & Trust, will merge with and into Byline’s wholly owned subsidiary bank, Byline Bank, with Byline Bank as the surviving bank. The Merger Agreement was unanimously approved by the Boards of Directors of each of Byline, First Evanston and Merger Sub.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of the common stock, no par value, of First Evanston (“First Evanston Common Stock”) will be converted into the right to receive: (1) 3.994 shares of the common stock, par value $0.01 per share, of Byline, and (2) an amount in cash equal to $27.0 million divided by the number of outstanding shares of First Evanston Common Stock as of the closing date. The Merger Agreement also provides that options to acquire First Evanston Common Stock that are outstanding at the Effective Time will be converted into options of substantially equivalent value to acquire Byline common stock.

The Merger Agreement also provides that, among other things, First Evanston’s Chairman, Robert R. Yohanan, will become a director of Byline and Byline Bank upon completion of the Merger.

The director shareholders of First Evanston and certain of their affiliates, who collectively own approximately 39% of First Evanston Common Stock outstanding as of November 27, 2017, have executed voting agreements pursuant to which, solely in their capacity as shareholders of First Evanston and subject to the terms and conditions thereof, they have each separately agreed to vote their shares of First Evanston Common Stock in favor of the Merger Agreement.

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Merger Agreement is intended to be a plan of reorganization for purposes of Sections 354 and 361 of the Code.

The Merger Agreement contains customary representations and warranties of both Byline and First Evanston, and, subject to certain exceptions, each party has agreed to customary covenants, including, (1) in the case of each of Byline and First Evanston, its obligation to call a meeting of its shareholders to obtain shareholder approvals, (2) the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (3) the use of reasonable best efforts to obtain governmental and regulatory approvals, (4) the recommendation of each of Byline’s and First Evanston’s Boards of Directors in favor of the adoption by their respective stockholders of the Merger Agreement and the transactions contemplated thereby, and (5) in the case of First Evanston, its non-solicitation obligations relating to alternative acquisition proposals.

The completion of the Merger is subject to customary conditions, including obtaining the required approvals of First Evanston’s shareholders and Byline’s stockholders, and the receipt of required regulatory approvals. The Merger is expected to be completed during the first half of 2018.

The Merger Agreement provides certain termination rights for both Byline and First Evanston and further provides that a termination fee will be payable by First Evanston to Byline upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement and the above description of the Merger Agreement have been included to provide investors with information regarding the terms of the Merger Agreement, and is not intended to provide any other factual information about Byline, First Evanston or their respective subsidiaries or affiliates. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive the consummation of the Merger and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Byline or First Evanston, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Byline, First Evanston, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 which will include a joint proxy statement/prospectus that will be sent to Byline’s stockholders and First Evanston’s shareholders.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Byline and First Evanston. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Byline’s and First Evanston’s management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. All statements in this Current Report on Form 8-K speak only as of the date they are made, and neither Byline nor First Evanston undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Byline and First Evanston to control or predict, could cause actual results to differ materially from those in such forward-looking statements. These factors include, among others: (1) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (2) the risk that integration of Byline’s and First Evanston’s operations will be materially delayed or will be more costly or difficult than expected; (3) the failure of the proposed transaction to close on the expected timeline or at all; (4) the effect of the announcement of the transaction on customer relationships and operating results; and (5) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning factors that could materially affect Byline’s financial results are included in Byline’s filings with the SEC.

Additional Information

The information included herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. Byline will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of Byline and First Evanston, which also will constitute a prospectus of Byline, that will be sent to the stockholders of Byline and the shareholders of First Evanston. INVESTORS, STOCKHOLDERS OF BYLINE AND SHAREHOLDERS OF FIRST EVANSTON ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT BYLINE, FIRST EVANSTON AND THE PROPOSED TRANSACTION. When filed, the joint proxy statement/prospectus and other documents relating to the proposed transaction filed by Byline with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Byline’s website at www.bylinebancorp.com under the tab “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Byline upon written request to Byline Bancorp, Inc., Attn: Corporate Secretary, 180 North LaSalle Street, Suite 300, Chicago, Illinois 60601, 60018 or by calling (773) 244-7000, or from First Evanston upon written request to First Evanston Bancorp, Inc., Attn: Corporate Secretary, 820 Church Street, Evanston, Illinois 60201 or by calling (847) 733-7400.

Participants in this Transaction

Byline, First Evanston, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Byline’s stockholders and First Evanston’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Byline may be found in the prospectus of Byline relating to its initial public offering of common stock filed with the SEC on July 3, 2017, a copy of which can be obtained free of charge from Byline or from the SEC’s website as indicated above. Information about the directors and executive officers of Byline and First Evanston and other persons who may be deemed participants in the transaction, including additional information regarding the interests of these participants, including First Evanston’s directors and executive officers, will also be included in the joint proxy statement/prospectus and other relevant materials when filed with the SEC.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of November 27, 2017, by and among Byline Bancorp, Inc., First Evanston Bancorp, Inc. and Wildcat Acquisition Corporation.

*	Certain schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and Byline agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BYLINE BANCORP, INC.

Date: November 29, 2017	By:	/s/ Alberto J. Paracchini
	Name:	Alberto J. Paracchini
	Title:	President and Chief Executive Officer